

March 7, 2011

Darrel L. Posegate
Chief Financial Officer
HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD 57104

> **Re: HF Finanical Corp.**
> **Form 10-K for the fiscal period ended June 20, 2010**
> **Forms 10-Q for the periods ended September 30, 2010 and December 31, 2010**

Mr. Posegate:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Please provide us drafts of proposed revisions to future filings with your response and file your response on EDGAR. In your response, please clearly identify new or deleted proposed disclosure revisions. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and the information you provide in it, we may have additional comments.

Form 10-K

Item 6. Selected Financial Data, page 60

1. We note your disclosure of "Non Interest Margin TE" and your identification of this measure as a non-GAAP measure; however, we could not locate a reconciliation of this measure to the most comparable GAAP measure. Please revise to provide the reconciliation required by Item 10(e) of Regulation S-K.

2. Your measure of "Operating Efficiency Ratio" appears to be a non-GAAP measure. Please revise to provide the disclosures required by Item 10(e) of Regulation S-K for this measure.

Asset Quality, page 71

3. Please revise future filings to disclose your policy for placing restructured loans on accrual status. Describe in more detail the loan that was restructured in the third quarter of fiscal 2010, including the amount of the loan prior to restructuring, the performance status of the loan prior to the restructuring, how long it had been delinquent, the nature of the restructuring and the basis for returning $4 million to accrual status.

4. Please revise to disclose whether you require non-performing loans to become current and demonstrate a sustained period of repayment performance prior to returning the loan to accrual status. If so, disclose what this period is. If this requirement varies by loan type, disclose that also.

5. Please revise to remove loans held for sale from your credit quality disclosures as these loans are accounted for at the lower of cost or market and do not reflect the same credit quality trends and indicators as your originated and held for investment portfolio.

Financial Statements, beginning on page 92

6. We note that the report issued by your independent accountant's on your financial statements references the audit of your internal controls over financial reporting. Please provide us that report and include it in future filings.

Note 1. Summary of Significant Accounting Policies

Loan Servicing, page 101

7. Please revise future filings to clarify, specifically, why you have classified mortgage servicing rights in the investing section of the statements of cash flows. It appears any increase in this asset in the periods presented resulted from the sale of loans. If that is correct, separating servicing rights from sold loans is a non-cash activity.

Segment Reporting, page 103

8. Please provide us disaggregated information for all activities included in the "other" category, separately indentifying each segment and intercompany eliminations. Tell us how aggregation of this information complies with the appropriate literature. Refer to ASC 280-10-50-13.

Note 2. Investments in Securities, page 110

9. Noting the unrealized loss on your trust preferred securities, please address the following:

(a) Please provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2009. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

(b) We note your disclosure regarding your other-than-temporary impairment policies related to your trust preferred securities. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

- Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation.
- Deferrals and defaults:
  a. Please tell us in detail how you develop your estimate of future deferrals and defaults.
  b. Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned. Tell us and disclose in future filings if you treat actual deferrals the same as defaults.
  c. Tell us and disclose in future filings your recover rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.
- Prepayment rate:
  a. Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc).
  b. Tell us and disclose in future filings your prepayment assumption and how you determine it.
  c. If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.
  d. Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.
  e. If you used 0% as your assumption at September 30, 2009, please explain to us why you believe this is reasonable.
  f. If you used 0% as your assumption at September 30, 2009, please provide us a sensitivity analysis of the change in credit loss at September 30, 2009 if you used a 1% prepayment assumption.

(c) Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.

(d) Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Note 4. Servicing Rights, page 116

10. Please revise future filings to provide a roll-forward of this asset for each period presented.

Note 16. Stock Based Compensation Plans, page 133

11. We note that both the employee and director stock option plans participate in dividends during the vesting period. Please revise to disclose whether you consider these securities to be participating securities for the purposes of determining earnings per share. If not, please tell us how you concluded these options were not participating securities. Refer to ASC 260-10-45-59 through 70 and ASC 260-10-55-76

Note 18. Financial Instruments, page 138

12. Disclose whether and how you validate the fair values determined by third parties.

13. We note your disclosure on page 142 regarding your valuation technique related to your trust preferred securities. Please address the following:

   a. Disclose the range of estimates produced by both the third party valuation and the valuation as determined by management.

      b. Disclose how you considered any significant variances between the third party valuation and management's valuation.

      c. Disclose how you determined that each approach should be weighted equally when determining the overall value to record in your financial statements related to the trust preferred securities.

      d. Disclose how you considered that your trust preferred securities are rated Caa when determining to use the credit spread input related to the BBB Bank Corporate Index. Disclose any adjustments you make as a result of the difference in credit quality and how those adjustments are determined.

Form10-Q for the Period Ended December 31, 2010

Asset Quality and Potential Problem Loans and Leases, page 37

14. Please revise to disclose the reasons why you have loans past due greater than 90 days that are still accruing. If you continue to accrue interest because you believe the collateral is sufficient to recover all amounts due, including the accrued interest, please disclose the average loan to values for these loans and discuss trends in the loan to values between reporting periods.

15. Please revise to disclose how you considered the classification of your trust preferred securities in your conclusion that these securities did not incur any other than temporary impairment during the period.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline, Senior Staff Accountant, at (202)551-3851 or me at (202)551-3303 if you have questions regarding comments the comments.

Sincerely,

Rebekah Lindsey
Senior Staff Accountant